Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Mellon Optima L/S Strategy Fund, LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Mellon Optima L/S Strategy Fund, LLC
(the "Fund") complied with the requirements of subsections
(b) and (c) of rule 17f-2 under the Investment Company
Act of 1940 (the Act) as of October 31, 2015.
Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed as of October 31, 2015 and with respect to agreement of investment fund contributions and redemptions, for the period from March 31, 2015 (the date of our last examination), through October 31, 2015:

Confirmation of all investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members and respective custodians as of October 31, 2015 without prior notice to management;

Reconciliation of all such investment fund positions to the books and records of the Fund;

Agreement of pending investment fund contributions and redemptions since our last report from the books and records of the Fund to confirmations or other alternative procedures.

Agreement of investment fund contributions and redemptions since our last report from the books and records of the Fund to confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Mellon Optima
L/S Strategy Fund, LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2015, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Members of Mellon Optima L/S Strategy Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
March 16, 2016



Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

March 16, 2016

We, as members of management of Mellon Optima L/S Strategy
Fund, LLC (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2 (Custody of Investments by Registered
Management Investment Company) under the Investment
Company Act of 1940, as amended (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule
17f-2 as of October 31, 2015 and from March 31, 2015 through October 31, 2015.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and
(c) of rule 17f-2 of the Act as of October 31, 2015 and from March 31, 2015 through October 31, 2015, with respect to securities reflected in the investment account of the Fund.

Mellon Optima L/S Strategy Fund, LLC



By:

     /s/Ted A. Berenblum
     Ted A. Berenblum
     President and CEO


     /s/Jennifer L. Carnes
     Jennifer L. Carnes
     Vice President, Treasurer and CFO